Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Registration Statement No. 333-208781)
The following excerpts relating to the pending acquisition of NI Bancshares Corporation by First Midwest Bancorp, Inc. (“First Midwest”) are from the transcript of a conference call held by executive officers of First Midwest on January 27, 2016 in connection with First Midwest’s announcement of its financial results for the quarter and year ended December 31, 2015.
Mike Scudder - First Midwest Bancorp, Inc. - President & CEO
Secondly, away from that, we were very pleased to receive regulatory approval to move forward with our combination with National Bank & Trust of Sycamore. We expect the NB&T opportunity to close in mid-March, and that will add about $430 million in loans and another $150 million in securities. And that is all supported by an extremely strong core deposit base.
So the combination of those elements really gives us some nice flexibility as we operate in 2016 and certainly navigate what we expect to be kind of an evolving rate environment over that time.
. . .
Again, our combination with NB&T is going to grow our wealth management platform assets under care by 10% and we will certainly see incrementally greater growth in that from a revenue standpoint.
Mark Sander - First Midwest Bancorp, Inc. - Senior EVP & COO
For the full year, fee income growth was nearly 15%, which was at the upper end of the guidance we provided last year at this time. This increase was about two-thirds organic and one-third from acquisitions. While our prior acquisitions were fully integrated in 2015, the anticipated closing of National Bank & Trust in March will again provide further lift in fees in 2016.
Paul Clemens - First Midwest Bancorp, Inc. - EVP & CFO
As we think about the full year, we expect net interest income expansion in the range of 10% to 15% in 2016 compared to 2015. Keep in mind, assuming a mid-March close, NB&T will add about $580 million, or 5%, in average earning assets for the year, coupled with another $90 million from Peoples’ for the full year. Given net margin of roughly 3.75% for these assets and allowing for normal accretion, the math would drive approximately half the aggregate increase I just discussed.
. . .
As we look to 2016, we would expect further efficiency improvement as we leverage our acquisitions of NB&T and Peoples’; manage our distributional channels, as Mike mentioned; and grow our revenue to offset annual cost increases in business investments. We expect expenses to increase 2% to 3%, excluding costs for NB&T and Peoples’, essentially allowing for annual merit increases and other cost increases in business investments which we will continue to make. While we’re still working through the integration of NB&T, we estimate these entities will add approximately $3 million to $3.5 million of expense per quarter.

And then, finally, for the first quarter of 2016, some portion of integration costs will flow through our non-interest expense. Our current estimate is approximately $4.5 million.
Mike Scudder - First Midwest Bancorp, Inc. - President & CEO
As Paul shared, our margin expansion, we expect to see coming from, certainly, the fourth-quarter leverage and the full run rate, the impact of the Fed’s late 2015 rate move, and the acquisition of NB&T. So those are all first-quarter benefits that we should realize.
. . .
We do expect growth opportunities to be there. As Mark alluded to, first and foremost, driven by our ongoing investment in talent in our businesses. And secondly, where it makes sense, through what I described as aligned opportunities for consolidation. With NB&T on pace to close in the first quarter, we believe we remain well positioned to pursue those opportunities that might become available to us and that we feel are the best interests of our shareholders.
Paul Clemens - First Midwest Bancorp, Inc. - EVP & CFO
Obviously, we would expect to see a 5 to perhaps 8 or 9 basis point increase in the first quarter in margin and a couple or about 3% increase in the net interest income from there. And then what we try to do-what I try to do-is break off for you the additional benefit of the acquisition of NB&T and Peoples’, and of the 10% to 15%, half of that is going to come from those acquisitions, the acquired assets we have on the books.
. . .
So $74 million or $75 million, right in there for that. We average $74.5 million; when you get rid of the integration costs and the valuation adjustments, that’s what we roughly averaged this year. So that’s the 2% to 3% on top of that and then whatever NB&T and Peoples’ brings us.
The foregoing excerpts are from the transcript of the conference call, which was provided by a third-party transcription service and may not be 100 percent accurate and may contain misspellings and other inaccuracies.
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Forward-Looking Statements
The information herein may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Forward-looking statements are not guarantees of future performance, and First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements are made only as of the date of this document, and First Midwest undertakes no obligation to update any forward-looking statements contained in this document to reflect new information or events or conditions after the date hereof.
Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, but not limited to: expected synergies, cost savings and other financial or other benefits of the proposed transaction between First Midwest and NI Bancshares Corporation (“NI Bancshares”) might not be realized within the expected timeframes or might be less than projected; the requisite stockholder approval for the proposed transaction between First Midwest and NI Bancshares might not be obtained; credit and interest rate risks associated with First Midwest’s and NI Bancshares’s respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and NI Bancshares operate or anticipate doing business, may be less favorable than expected; new regulatory or legal requirements or obligations; and other risks, uncertainties and assumptions identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2014, as well as First Midwest’s subsequent filings made with the Securities and Exchange Commission (the “SEC”). However, these risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could impact First Midwest’s business and financial performance and pending or consummated acquisition transactions, including the proposed acquisition of NI Bancshares.
Additional Information for Stockholders
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and NI Bancshares, First Midwest has filed a registration statement on Form S-4 (File no. 333-208781) with the SEC. The registration statement includes a proxy statement of NI Bancshares, which also constitutes a prospectus of First Midwest, that will be sent to the stockholders of NI Bancshares. Stockholders are advised to read the registration statement and proxy statement/prospectus because it contains important information about First Midwest, NI Bancshares and the proposed transaction. This document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from NI Bancshares upon written request to NI Bancshares Corporation, Attn: Michael A. Cullen, President and Chief Executive Officer, 230 W. State Street, Sycamore, Illinois 60178 or by calling (815) 895-2125.

Participants in this Transaction
First Midwest, NI Bancshares, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NI Bancshares stockholders in connection with the proposed transaction between First Midwest and NI Bancshares under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the proxy statement/prospectus regarding the proposed transaction. Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest’s definitive proxy statement relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 14, 2015. This definitive proxy statement can be obtained free of charge from the SEC’s website at www.sec.gov.